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                                                                    Exhibit 23.1


CONSENT OF DELOITTE & TOUCHE LLP


We have read the Joint Proxy Statement/Prospectus of QLT Inc. (the Company) dated October 14, 2004 relating to the acquisition of Atrix Laboratories, Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Joint Proxy Statement/Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003 prepared in accordance with Canadian generally accepted accounting principles. Our report is dated March 5, 2004.


/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
October 29, 2004